October 11, 2018

Allan L. Waters
Chairman of the Board and Chief Executive Officer
Sirius International Insurance Group, Ltd.
14 Wesley Street
Hamilton HM 11
Bermuda

       Re: Sirius International Insurance Group, Ltd.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed October 11, 2018
           File No. 333-226620

Dear Mr. Waters:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4 filed on October 11, 2018

Exhibits

1. Please have your counsel revise its Exhibit 5.1 opinion to remove the assumption in (d) as it undermines the legal conclusion stated in the opinion. Alternatively, provide us with your analysis as to why you believe such assumption is appropriate. Please refer to
       Section II.B.3.a of Staff Legal Bulletin No. 19 for guidance. Additionally, please have counsel revise the opinion to opine that the warrants are a binding obligation of the
       Company in accordance with Section II.B.l.f of Staff Legal Bulletin No.
19.
 Allan L. Waters
Sirius International Insurance Group, Ltd.
October 11, 2018
Page 2

       You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameAllan L. Waters
                                                        Division of Corporation
Finance
Comapany NameSirius International Insurance Group, Ltd.
                                                        Office of Healthcare &
Insurance
October 11, 2018 Page 2
cc:       Lindsey A. Smith, Esq.
FirstName LastName